================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                          L-1 Identity Solutions, Inc.
                                (Name of Issuer)

Common Stock, $0.001 par value                                     50212A 10 6
(Title of class of securities)                                   (CUSIP number)

                           Aston Capital Partners L.P.
                         c/o L-1 Investment Partners LLC
                                177 Broad Street
                               Stamford, CT 06901

                                 with copies to:

                             Marita A. Makinen, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                               New York, NY 10153
                                 (212) 310-8000
   (Name, address and telephone number of person authorized to receive notices and communications)

                              November 25, 2009(1)
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================

------------------------------------
(1) This statement is being filed by the Reporting Persons in order to bring current the information contained herein, but no reportable event occurred on November 25, 2009.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              Aston Capital Partners L.P.

---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](2)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware

---------- ---------------------------------------------------------------------
                7         SOLE VOTING POWER:                                   0

                --------- ------------------------------------------------------
  NUMBER OF     8         SHARED VOTING POWER:                         7,619,047
   SHARES
BENEFICIALLY    --------- ------------------------------------------------------
  OWNED BY      9         SOLE DISPOSITIVE POWER:                              0
    EACH
 REPORTING      --------- ------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:                    7,619,047

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    7,619,047

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.3%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    PN

---------- ---------------------------------------------------------------------


-------------------
(2) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              Aston Capital Partners GP LLC
---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](3)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware

---------- ---------------------------------------------------------------------
                7         SOLE VOTING POWER:                                   0

                --------- ------------------------------------------------------
  NUMBER OF     8         SHARED VOTING POWER:                         7,619,047
   SHARES
BENEFICIALLY    --------- ------------------------------------------------------
  OWNED BY      9         SOLE DISPOSITIVE POWER:                              0
    EACH
 REPORTING      --------- ------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:                    7,619,047

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    7,619,047

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.3%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    OO

---------- ---------------------------------------------------------------------


-------------------
(3) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              L-1 Investment Partners LLC
---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](4)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                        Delaware

---------- ---------------------------------------------------------------------
                7         SOLE VOTING POWER:                                   0

                --------- ------------------------------------------------------
  NUMBER OF     8         SHARED VOTING POWER:                         7,619,047
   SHARES
BENEFICIALLY    --------- ------------------------------------------------------
  OWNED BY      9         SOLE DISPOSITIVE POWER:                              0
    EACH
 REPORTING      --------- ------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:                    7,619,047

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    7,619,047

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.3%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    OO

---------- ---------------------------------------------------------------------


-------------------
(4) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              Robert V. LaPenta
---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](5)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States

                --------- ------------------------------------------------------
                7         SOLE VOTING POWER:                        5,766,553(6)
  NUMBER OF
   SHARES       --------- ------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:                         7,619,047
  OWNED BY
    EACH        --------- ------------------------------------------------------
 REPORTING      9         SOLE DISPOSITIVE POWER:                      5,766,553
PERSON WITH
                --------- ------------------------------------------------------
                10        SHARED DISPOSITIVE POWER:                    7,619,047

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   13,385,600

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          14.6%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    IN

---------- ---------------------------------------------------------------------


-------------------
(5) The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

(6) Includes shares underlying options exercisable within sixty (60) days of the date hereof.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              James A. DePalma
---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](7)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States

                --------- ------------------------------------------------------
                7         SOLE VOTING POWER:                          408,428(8)
  NUMBER OF
   SHARES       --------- ------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:                         7,619,047
  OWNED BY
    EACH        --------- ------------------------------------------------------
 REPORTING      9         SOLE DISPOSITIVE POWER:                        408,428
    EACH
 REPORTING      --------- ------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:                    7,619,047

----------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    8,027,475

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.8%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    IN

---------- ---------------------------------------------------------------------


-------------------
7 The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

8 Includes shares underlying options exercisable within sixty (60) days of the date hereof.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              Joseph S. Paresi
---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](9)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States

                --------- ------------------------------------------------------
                7         SOLE VOTING POWER:                        259,937(10)
  NUMBER OF
   SHARES       --------- ------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:                         7,619,047
  OWNED BY
    EACH        --------- ------------------------------------------------------
 REPORTING      9         SOLE DISPOSITIVE POWER:                        259,937
    EACH
 REPORTING      --------- ------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:                    7,619,047

----------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    7,878,984

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.6%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    IN

---------- ---------------------------------------------------------------------


-------------------
9 The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

10 Includes shares underlying options exercisable within sixty (60) days of the date hereof.

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON:              Doni L. Fordyce
---------- ---------------------------------------------------------------------
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a) [_]
                                                                    (b) [X](11)
---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS:                                             OO

---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) OR 2(e):                                           [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION:                   United States

                --------- ------------------------------------------------------
                7         SOLE VOTING POWER:                         265,382(12)
  NUMBER OF
   SHARES       --------- ------------------------------------------------------
BENEFICIALLY    8         SHARED VOTING POWER:                         7,619,047
  OWNED BY
    EACH        --------- ------------------------------------------------------
 REPORTING      9         SOLE DISPOSITIVE POWER:                        265,382
    EACH
 REPORTING      --------- ------------------------------------------------------
PERSON WITH     10        SHARED DISPOSITIVE POWER:                    7,619,047
---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:    7,884,429

---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          8.6%

---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON:                                    IN

---------- ---------------------------------------------------------------------


-------------------
11 The Reporting Person expressly disclaims (a) the existence of any group and
(b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

12 Includes shares underlying options exercisable within sixty (60) days of the date hereof.

            This Amendment No. 5 (this "Amendment") amends the Statement on
Schedule 13D originally filed on December 23, 2005 (the "Original Schedule"), by Aston Capital Partners L.P., Aston Capital Partners GP LLC, L-1 Investment Partners LLC, Mr. Robert V. LaPenta, Mr. James A. DePalma, Mr. Joseph S. Paresi and Ms. Doni L. Fordyce (collectively, the "Reporting Persons") and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the "Company Common Stock"), of L-1 Identity Solutions, Inc., a Delaware corporation (formerly known as Viisage Technology, Inc., the "Company"). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Original Schedule.

            Item 4. Purpose of the Transaction.

            Item 4 is hereby supplemented by adding the following:

            As previously reported, on December 16, 2005, (i) Aston purchased from the Company a warrant to purchase 1,280,000 shares of Company Common Stock (the "A-Warrant"), (ii) Aston purchased from the Company a warrant to purchase 320,000 shares of Company Common Stock (the "B-Warrant") and (iii) L-1 was issued a warrant to purchase 440,000 shares of Company Common Stock (the "IBT Warrant"). On December 16, 2008, the A-Warrant, B-Warrant and IBT Warrant expired pursuant to their terms.

            As previously disclosed by the Company, on May 6, 2009, the Company obtained stockholder approval to convert the 15,107 shares of Series A Preferred Stock of the Company held by Mr. LaPenta into 1,145,337 shares of Company Common Stock, and such conversion occurred on May 11, 2009. Pursuant to the terms of the Purchase Agreement entered into by Mr. LaPenta and the Company, Mr. LaPenta was issued an additional 165,655 shares of Company Common Stock on July 1, 2009 in satisfaction of a contractual price protection right.

            As previously disclosed by the Company, on July 31, 2009, the Company entered into amendments to the existing employment agreements of Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce, among others, in order to extend the term of such employment agreements. Pursuant to the amendments, the term of each employment agreement was extended until August 29, 2012, with one-year renewals thereafter. The amendments also provided for modifications to the benefits for the executives in the event of a termination of employment without cause or for good reason (as defined in the respective employment agreements). The full text of the amendments is filed as Exhibits 10.1 through 10.4, respectively, hereto and is incorporated herein by reference.

            As previously disclosed by the Company, on September 8, 2009, the Board of Directors of the Company granted shares of restricted Company Common Stock and options to purchase Company Common Stock to Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce, among others, in light of the renewals of the employment agreements. The Board approved grants of 250,000 shares of restricted Company Common Stock and options to purchase 250,000 shares of Company Common Stock to

Mr. LaPenta; 150,000 restricted shares and options to purchase 150,000 shares to Mr. DePalma; and 100,000 restricted shares and options to purchase 100,000 shares to each of Mr. Paresi and Ms. Fordyce. Each of the options to purchase Company Common Stock has an exercise price of $7.23 per share and has a 10 year term, if not earlier exercised or forfeited in accordance with the Company's 2008 Long Term Incentive Plan (the "Incentive Plan") and/or each executive's applicable employment agreement. Each of the options and restricted stock grants will vest in equal annual installments over a four year period from the date of grant, subject to earlier forfeiture or acceleration in accordance with the terms of the Incentive Plan and/or each executive's applicable employment agreement. In connection with such equity award, Mr. LaPenta entered into a form of equity award agreement with the Company which contained provisions relating to Section 203 of the Delaware General Corporations Law ("Section 203"). Section 203, subject to certain exceptions, prohibits the Company from engaging in a "business combination", as defined in Section 203, with an "interested stockholder", generally defined as a person who beneficially owns or has the right to acquire 15% or more of a company's outstanding voting stock, for three years unless certain conditions are met. The award agreement provides that the provisions of Section 203, including the exceptions contained therein, will continue to apply if Mr. LaPenta were to become an "interested stockholder", as defined in Section 203, except that all references to 15% in the definition of "interested stockholder" shall be read to be references to 15.4%. The full text of the award agreement is filed as Exhibit 10.5 hereto and is incorporated herein by reference.

            Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated in its entirety as follows:

            All percentages in this Item 5 are based on 91,298,563 shares of Company Common Stock outstanding as of November 23, 2009.

            (a) The information contained in Rows (7) through (13) of the cover pages of this Amendment No. 4 to Schedule 13D for each of the Reporting Persons is incorporated herein by reference. As of the close of business on the date of this Statement, the Reporting Persons beneficially owned the following shares of Company Common Stock:

            i. Aston may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,619,047 shares of Company Common Stock owned by it on its own account, representing approximately 8.3% of the total issued and outstanding shares of Company Common Stock.

            ii. Aston GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,619,047 shares of Company Common Stock held by Aston, representing approximately 8.3% of the total issued and outstanding shares of Company Common Stock.

            iii. L-1 may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,619,047 shares of Company Common Stock held by Aston, representing approximately 8.3% of the total issued and outstanding shares of Company Common Stock.

            iv. Mr. LaPenta may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 13,385,600 shares of Company Common Stock, including 7,619,047 shares of Company Common Stock held by Aston, 5,766,553 shares of Company Common Stock owned by him on his own account and 328,882 shares of Company Common Stock underlying options exercisable within 60 days, representing in the aggregate approximately 14.6% of the total issued and outstanding shares of Company Common Stock.

            v. Mr. James A. DePalma may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,027,475 shares of Company Common Stock, including 7,619,047 shares of Company Common Stock held by Aston, 196,998 shares of Company Common Stock owned by him on his own account and 211,430 shares of Company Common Stock underlying options exercisable within 60 days, representing approximately 8.8% of the total issued and outstanding shares of Company Common Stock.

            vi. Mr. Joseph S. Paresi may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,878,984 shares of Company Common Stock, including 7,619,047 shares of Company Common Stock held by Aston, 134,580 shares of Company Common Stock owned by him on his own account and 125,357 shares of Company Common Stock underlying options exercisable within 60 days, representing approximately 8.6% of the total issued and outstanding shares of Company Common Stock.

            vii. Ms. Doni Fordyce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,884,429 shares of Company Common Stock, including 7,619,047 shares of Company Common Stock held by Aston, 127,801 shares of Company Common Stock owned by her on her own account and 137,581 shares of Company Common Stock underlying options exercisable within 60 days, representing approximately 8.6% of the total issued and outstanding shares of Company Common Stock.

            (b) The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and Item 5(a) hereof are incorporated herein by reference.

            (c) Except as set forth herein, the Reporting Persons have not effected any transaction in shares of Company Common Stock during the sixty (60) days preceding the date of this Statement.

            (d) The right to receive dividends on, and proceeds from the sale of the shares of Company Common Stock which may be beneficially owned by the entities described in (a) and (b) above, is governed by the limited liability company agreements and limited partnership agreement of each such entity, as applicable, and such dividends or proceeds may be distributed with respect to numerous limited partnership interests in addition to Messrs. LaPenta, DePalma and Paresi and Ms. Fordyce.

            (e) Not applicable.

            Item 7. Material to be Filed as Exhibits.

Exhibit No.                         Description
-----------                         -----------

10.1 Amendment to the Employment Agreement dated as of August 29, 2006 between L-1 Identity Solutions, Inc. and Robert V. LaPenta (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on August 5,
                  2009).

10.2 Amendment to the Employment Agreement dated as of August 29, 2006 between L-1 Identity Solutions, Inc. and James A. DePalma (incorporated herein by reference to Exhibit 10.2 of the Company's Current Report on Form 8-K filed on August 5, 2009).

10.3 Amendment to the Employment Agreement dated as of August 29, 2006 between L-1 Identity Solutions, Inc. and Joseph S. Paresi (incorporated herein by reference to Exhibit 10.5 of the Company's Current Report on Form 8-K filed on August 5, 2009).

10.4 Amendment to the Employment Agreement dated as of August 29, 2006 between L-1 Identity Solutions, Inc. and Doni L. Fordyce (incorporated herein by reference to Exhibit 10.6 of the Company's Current Report on Form 8-K filed on August 5, 2009).

10.5              Form of grant agreement for Mr. LaPenta.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        ASTON CAPITAL PARTNERS L.P.

                                        By:   Aston Capital Partners GP LLC, its
                                        general partner


                                        By:       /s/  James A. DePalma
                                             -----------------------------------
                                             Name: James A. DePalma
                                             Title: Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        ASTON CAPITAL PARTNERS GP LLC


                                        By:       /s/  James A. DePalma
                                             -----------------------------------
                                             Name: James A. DePalma
                                             Title: Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        L-1 INVESTMENT PARTNERS LLC


                                        By:       /s/  James A. DePalma
                                             -----------------------------------
                                             Name: James A. DePalma
                                             Title: Partner

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        ROBERT V. LAPENTA


                                         /s/  Robert V. LaPenta
                                        ----------------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        JAMES A. DEPALMA

                                        /s/  James A DePalma
                                        ----------------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        JOSEPH S. PARESI

                                        /s/ Josep S. Paresi
                                        ----------------------------------------

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: November 25, 2009
                                        DONI L. FORDYCE

                                        /s/  Doni L. Fordyce
                                        ----------------------------------------